Exhibit 12.1

DAVE & BUSTER’S, INC.

COMPUTATION OF RATIO OF EARNINGS

TO FIXED CHARGES

(dollars in thousands, except ratios)

	Twenty-Six Weeks Ended August 5, 2007		145-Day Period From March 8, 2006 to July 30, 2006		37-Day Period From January 30, 2006 to March 7, 2006
	(Successor)		(Successor)		(Predecessor)

Income (loss) before provision for income taxes	$(3,560)		$(9,248)		$908
Add: Total fixed charges (per below)	20,809		17,018		1,832
Less: Capitalized interest	112		80		70
Total income before provision for income taxes, plus fixed charges, less capitalized interest	17,137		7,690		2,670

Fixed charges:
Interest expense (1)	14,151		10,578		688
Bridge funding fee	—		1,313		—
Capitalized interest	112		80		70
Estimate of interest included in rental expense (2)	6,546		5,047		1,074
Total fixed charges	$20,809		$17,018		$1,832

Ratio of earnings to fixed charges (3)	0.82	x	0.45	x	1.46	x

(1)           Interest expense includes interest in association with debt and amortization of debt issuance costs.

(2)           Fixed charges include our estimate of interest included in rental payments (one-third of rent expense under operating leases).

(3)           Earnings for the twenty-six weeks ended August 5, 2007 (Successor) were insufficient to cover the fixed charges by $3,672.